William H. Aaronson +1 212 450 4397 william.aaronson@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com

July 22, 2022

Re:	Rentokil Initial plc Registration Statement on Form F-4 Filed June 7, 2022 File No. 333-265455

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, Rentokil Initial plc (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to the Company’s Registration Statement on Form F-4 (the “Registration Statement”) contained in the Staff’s letter dated July 7, 2022 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 1 to the Registration Statement on Form F-4 (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement also contains certain additional updates and revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Amended Registration Statement.

Registration Statement on Form F-4 Filed June 7, 2022

Q. What will Terminix stockholders receive for their shares if the transaction is completed?, page 7

1.	Revise to provide an illustrative example of how the merger consideration will ultimately be determined using a hypothetical volume weighted average price of Rentokil Initial ADSs, so that holders can appreciate the calculation of the amounts and values of the stock consideration and the cash consideration. Provide examples that demonstrate how such amounts may fluctuate over time.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 7-9 and 135-138 of the Amended Registration Statement.

U.S. Securities and Exchange Commission

Q: Does my vote matter?, page 7

2.	Elaborate upon this answer to indicate, if true, that officers and directors of Terminix intend to vote in favor of the merger and quantify the level of approval associated with such votes.

Response:	The Company respectfully acknowledges the Staff’s comment. The Company notes that this disclosure was included in the Registration Statement on page 67, but in response to the Staff’s comment, the Company has revised the disclosure on page 7 of the Amended Registration Statement.

Following the closing, there may be less publicly available information concerning Rentokil Initial..., page 43

3.	Tell us what consideration you have given, if any, to re-assessing your status as a foreign private issuer once the merger has been consummated, given your combined operations in the United States and your disclosure regarding current ownership of your ordinary shares by United States residents on page 177.

Response:	The Company respectfully advises the Staff that it will re-assess its status as a foreign private issuer (as required by Rule 3b-4 of the Securities Exchange Act of 1934) as of the last business day of the second fiscal quarter of 2023. The Company has revised the disclosure accordingly on page 61 of the Amended Registration Statement to disclose its intention to re-assess its status as a foreign private issuer at such time.

Inflationary pressures, such as increases in wages, fuel prices and other operating costs..., page 50

4.	We note your disclosure regarding the adverse effect of increases in costs and expenses. Clarify whether or not fuel prices have negatively impacted your operations during this fiscal year, with a view to understanding whether such inflationary pressures are purely hypothetical. Clarify whether you have absorbed these costs or passed them along to customers in the form of increased prices to date.

Response:	In response to the Staff’s comment, the Company has revised the disclosure accordingly on page 51 of the Amended Registration Statement.

Background of the Transaction, page 75

5.	Please provide a brief summary of Rentokil’s “strategic and financial rationales for [the] transaction” in order to provide a more thorough understanding for the reasons behind the business combination.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 77-78 of the Amended Registration Statement.

6.	Provide more details as to why the parties decided to contemplate the business combination at this particular time, rather than during the prior discussions in 2018. In this regard, elaborate upon why the discussions terminated in 2018 and why they resumed in 2021.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 77 of the Amended Registration Statement.

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U.S. Securities and Exchange Commission

7.	Please disclose whether the parties had any pre-existing business relationships or contacts prior to the 2018 discussions of a possible merger. If not, confirm that the 2018 discussions were the first time the parties had any formal contact with each other pertaining to doing business together.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 77 of the Amended Registration Statement and confirms that the 2018 discussions were the first time the parties had any formal contact with each other pertaining to doing business together.

8.	Clarify whether the preliminary financial analyses regarding Terminix and Rentokil Initial that were shared on October 11 and 21, 2021 and December 7, 2021 are the same as those presented on page 94 under "Certain Terminix Unaudited Prospective Financial Information" and if not, explain how they differ.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 78, 81 and 82 of the Amended Registration Statement. The Company confirms that the unaudited prospective Terminix financial information shared with Lazard on October 7, October 19 and December 7, 2021 described and referenced on pages 78, 81 and 82 in the section of the Amended Registration Statement entitled “The Merger Proposal — Background of the Transaction” is the same as the prospective financial information described and presented in the section of the Amended Registration Statement entitled “The Merger Proposal — Certain Terminix Unaudited Prospective Financial Information” on pages 100-105.

9.	Please provide more details as to how Lazard ended up selecting Parties A, B and C as alternate parties that would be interested in pursuing a transaction with Terminix.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 78 and 79 of the Amended Registration Statement.

10.	Elaborate upon how the final consideration amount of an implied value of $55 per Terminix share was determined. Elaborate upon the valuation amounts that were discussed starting on October 21 until the final amount was agreed upon.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 81 of the Amended Registration Statement. The Company notes that the only formal valuation proposals discussed between the parties were (i) the October 29, 2021 proposal (with an implied purchase price of $54.00) described on page 79 of the Amended Registration Statement, and (ii) the revised proposal (with an implied purchase price of $55.00 per share) following the December 2, 2021 meeting of the Terminix board of directors with members of management and representatives from Lazard and Wachtell Lipton described on page 81 of the Amended Registration Statement.

11.	Elaborate upon how the parties arrived at the annual pre-tax cost synergies discussed in this section that range from $150 to $175 million by explaining how those amounts are calculated and each category of savings. Clarify the amounts that were shared with and reviewed by Lazard, in support of the fairness opinion.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 82 of the Amended Registration Statement.

July 22, 2022	3

U.S. Securities and Exchange Commission

Recommendation of the Terminix Board of Directors; Terminix's Reasons for the Transaction, page 79

12.	Elaborate upon the strategic consideration that refers to "attractive financial profile with significant synergy opportunities" to explain how the board arrived at this conclusion.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 83 of the Amended Registration Statement.

13.	Elaborate upon how the board determined that the transaction would be "mid-teens percent accretive to Rentokil Initial's earnings per share in the first full year following closing." Reconcile this disclosure with the risk factor that appears on page 40 that seems to suggest otherwise.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 83 of the Amended Registration Statement.

14.	Enhance your disclosure under "Most Attractive Strategic Alternative" to explain in greater detail the relative unattractiveness of the alternative of remaining independent and continuing to execute on Terminix's long-term business strategy, considering Parties A, B and C declined to pursue further discussions with Terminix.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 84 of the Amended Registration Statement.

Rentokil Initial Reasons for the Transaction, page 85

15.	We understand the Rentokil Initial board of directors did not attempt to quantify, rank or otherwise assign specific weights to the factors considered in reaching its decision to enter the business combination. Regardless, please discuss any negative factors the Rentokil Initial board contemplated in connection with the proposed business combination.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 88 of the Amended Registration Statement.

Terminix Financial Analyses, page 88

16.	In addition to the multiples and range of implied equity value per share you present for your comparable companies analysis, revise to provide the inputs you used for each selected company, such as enterprise value and EBITDA. This comment applies too all other analyses dependent upon inputs specific to selected companies.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 94, 95 and 97 of the Amended Registration Statement.

Comparable Public Companies Analysis, page 89

17.	One of the reasons you provide for selecting the comparable companies is that they “operated businesses similar in certain respects to the business of Terminix”. Please provide more detail as to how these companies operate businesses that are similar to Terminix’s business. Additionally, elaborate on how residential services and commercial services are considered similar selections for purposes of a comparable public company analysis.

Response:	In response to the Staff’s comment, the Company has revised the disclosure accordingly on page 93 of the Amended Registration Statement.

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U.S. Securities and Exchange Commission

Precedent Transactions Analysis, page 90

18.	One of the reasons you provide for selecting the precedent transactions is that “certain aspects of the precedent transactions, for purposes of this analysis and based on the professional judgment and experience of Lazard, may be considered similar to [this] transaction.” Please provide more detail as to how you believe these precedent transactions are similar to the current transaction being contemplated in this filing.

Response:	In response to the Staff’s comment, the Company has revised the disclosure accordingly on page 94 of the Amended Registration Statement.

U.S. Federal Income Taxation of the Transaction, page 116

19.	Regarding your tax opinion, you state that Rentokil and Terminix “intend” that the first merger and the second merger “will qualify […] as a [reorganization]”. This language leaves uncertain whether you believe the mergers actually qualify as a reorganization. If this disclosure is intended to serve as the tax opinion to be rendered by your counsel, please remove the language giving rise to the uncertainty in the opinion, or provide more detail as to why you believe the uncertainty exists.

Response:	In response to the Staff’s comment, the Company has revised the disclosure accordingly on pages 28, 123 and 124 of the Amended Registration Statement. The Company has filed a form of opinion attached to the Amended Registration Statement as Exhibit 8.1.

Business of Rentokil Initial, page 219

20.	Provide support for your statement that "the global pest control market was estimated to be approximately $22 billion in 2021 (with approximately 51% ($11 billion) of the market in North America, 20% in Europe and 21% in Asia) and is expected to grow at 4.5% to 5% plus annually. The global pest control market is highly fragmented, with approximately 40,000 companies globally, of which approximately 50% operate in North America." This comment also applies to the industry statistics you offer elsewhere in this section, such as under Hygiene and Wellbeing.

Response:	In response to the Staff’s comment, the Company has revised the disclosure accordingly on pages 233 and 237 of the Amended Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 234

21.	Revise to discuss, for at least the current financial year, any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. We note your discussion about the impact of COVID-19 on your business, however, please expand this discussion to discuss, as applicable, the impact of economic conditions, including inflation, supply chain pressures and labor shortages, regardless of whether they are attributable to COVID-19. Refer to Item 5.D. of Form 20-F.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 248 of the Amended Registration Statement to expand on the impact of current macro-economic factors on the business.

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U.S. Securities and Exchange Commission

Key Indicators of Performance and Financial Condition, page 236

22.	You indicate that management focuses on indicators and key operating and financial metrics to monitor the financial condition and performance of its business, however, you do not quantify all of these metrics elsewhere in your prospectus. As examples, you mention Customer Retention, Colleague Retention and Lost Time Accident Rates, however, you do not provide any data associated with these key performance indicators. Please revise or advise.

Response:	In response to the Staff’s comment, the Company has revised the disclosure accordingly on page 250 of the Amended Registration Statement.

Adjusted Free Cash Flow and Free Cash Flow Conversion, page 237

23.	Please revise to expand your description of these non-IFRS financial measures to include all adjustments necessary to calculate the measures.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 250 and respectfully points to and included the table on page 267 of the Amended Registration Statement, which shows the adjustments that are made to the measures.

Results of Operations
Operating Expenses, page 238

24.	Please revise to include separate discussions and analyses for category of operating expenses here and on a segment basis in your segment-level discussion.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 251, 252 and 254 of the Amended Registration Statement. The Company respectfully advises the Staff that as to the segment-level discussion of categories of operating expenses, the Company will include the discussion in a subsequent amendment of the Company’s Registration Statement on Form F-4, using its new segment presentation and updated for the Company’s interim financial statements for the period ending and as at June 30, 2022. The proposed presentation, for fiscal years 2021, 2020 and 2019, as an example, is below:

Pest Control

				Percent change
	2021	2020	2019	2021	2020

	(in millions, except percentages)
Employee costs	950.9	860.8	870.5	10.5%	(1.1)%
Direct materials and services	352.0	308.8	308.9	14.0%	0.0%
Vehicle costs	96.9	83.1	90.0	16.6%	(7.7)%
Property costs	25.2	29.8	26.2	(15.4)%	13.7%
Depreciation of PPE	30.6	29.1	26.9	5.2%	8.2%
Amortisation of intangibles	62.1	69.5	65.0	(10.6)%	6.9%
One off items - normal	8.9	-0.3	12.7	3,066.7%	(102.4)%
Other operating expenses	149.6	154.4	108.3	(3.1)%	42.6%
Total	1676.2	1535.2	1508.5	9.2%	1.8%

July 22, 2022	6

U.S. Securities and Exchange Commission

Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020

Operating Expenses

Operating expenses increased by £141.0 million, or 9.2%, to £1,676.2 million in the year ended December 31, 2021 from £1,535.2 million in the year ended December 31, 2020.  The main driver of this was employee costs which increased by £90.1 million, or 10.5%, to £950.9 million in the year ended December 31, 2021 from £860.8 million in the year ended December 31, 2020 as a result of an increase in the number of employees due to businesses acquired during the year and the cost saving measures taken in the year ended December 31, 2020 as a result of the COVID-19 pandemic, when pay waivers were implemented. Direct materials and services increased by £43.2 million, or 14.0%, to £352.0 million in the year ended December 31, 2021 from £308.8 million in the year ended December 31, 2020.  The increase was as a result of the increase in sales of products and services partially offset by a non-repeat of the increased costs of personal protective equipment in the year ended December 31, 2020. Vehicle costs increased by £13.8 million, or 16.6%, to £96.9 million in the year ended December 31, 2021 from £83.1 million in the year ended December 31, 2020, which was a result of the increase in the number of employees due to businesses acquired during the year and increased vehicle use following the reduced use due to lock-downs in the year ended December 31, 2020. One-off items — operating increased by £9.2 million, or 3,066.7%, to £8.9 million in the year ended December 31, 2021 from £0.3 million credit in the year ended December 31, 2020 as a result of fees relating to the Terminix transaction of £6.0 million, and the non-repeat of a non-cash credit of £7.3 million relating to the closure of a pension scheme in North America in the year ended December 31, 2020.

Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

Operating Expenses

Operating expenses increased by £26.7 million, or 1.8%, to £1,535.2 million in the year ended December 31, 2020 from £1,508.5 million in the year ended December 31, 2019. The main driver of this was other operating expenses which increased by £46.1 million, or 42.6%, to £154.4 million in the year ended December 31, 2020 from £108.3 million in the year ended December 31, 2019 mainly as a result of increases in the bad debt provision. This was partially offset by a decrease in one-off items — operating by £13.0 million, or 102.4%, to £0.3 million credit in the year ended December 31, 2020 from £12.7 million in the year ended December 31, 2019 as a result of a non-cash credit of £7.3 million relating to the closure of a pension scheme in North America in the year ended December 31, 2020 and vehicle costs which decreased by £6.9 million, or 7.7%, to £83.1 million in the year ended December 31, 2020 from £90.0 million in the year ended December 31, 2019, as a result of less vehicle use due to lock-downs.

Hygiene & Wellbeing

				Percent change
	2021	2020	2019	2021	2020

	(in millions, except percentages)
Employee costs	292.2	295.3	276.6	(1.0)%	6.8%
Direct materials and services	164.9	180.2	152.4	(8.5)%	18.2%
Vehicle costs	42.4	44.4	44.3	(4.5)%	0.2%
Property costs	18.4	17.1	21.2	7.6%	(19.3)%
Depreciation of PPE	50.8	51.6	48.3	(1.6)%	6.8%
Amortisation of intangibles	10.9	11.6	16.4	(6.0)%	(29.3)%
One off items - normal	1.2	7.7	0.5	(84.4)%	1440.0%
Other operating expenses	77.5	88.4	61.0	(12.3)%	44.9%
Total	658.3	696.3	620.7	-5.5%	12.2%

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U.S. Securities and Exchange Commission

Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020

Operating Expenses

Operating expenses decreased by £38.0 million, or 5.5%, to £658.3 million in the year ended December 31, 2021 from £696.3 million in the year ended December 31, 2020.  The main drivers of this were direct materials and services which decreased by £15.3 million, or 8.5%, to £164.9 million in the year ended December 31, 2021 from £180.2 million in the year ended December 31, 2020 and other operating expenses which decreased by £10.9 million, or 12.3%, to £77.5 million in the year ended December 31, 2021 from £88.4 million in the year ended December 31, 2020 as a result of the decrease in disinfection services.

Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

Operating Expenses

Operating expenses increased by £75.6 million, or 12.2%, to £696.3 million in the year ended December 31, 2020 from £620.7 million in the year ended December 31, 2019.  The main driver of this was employee costs which increased by £18.7 million, or 6.8%, to £295.3 million in the year ended December 31, 2020 from £276.6 million in the year ended December 31, 2019, direct materials and services which increased by £27.8 million, or 18.2%, to £180.2 million in the year ended December 31, 2020 from £152.4 million in the year ended December 31, 2019 and other operating expenses which increased by £27.4 million to £88.4 million in the year ended December 31, 2020 from £61.0 million in the year ended December 31, 2019 as a result of the introduction of disinfection services in response to the COVID-19 pandemic.

France Workwear

				Percent change
	2021	2020	2019	2021	2020

	(in millions, except percentages)
Employee costs	80.2	80.6	92.0	(0.5)%	(12.4)%
Direct materials and services	9.1	5.1	5.8	78.4%	(12.1)%
Vehicle costs	6.4	6.0	6.6	6.7%	(9.1)%
Property costs	8.4	8.5	8.5	(1.2)%	0.0%
Depreciation of PPE	46.1	50.8	51.7	(9.3)%	(1.7)%
Amortisation of intangibles	0.5	0.8	1.1	(37.5)%	(27.3)%
One off items - normal	0.5	3.3	0.1	(84.8)%	3200.0%
Other operating expenses	0.7	0.7	-1.5	0.0%	(146.7)%
Total	151.9	155.8	164.3	-2.5%	-5.2%

Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020

Operating Expenses

Operating expenses decreased by £3.9 million, or 2.5%, to £151.9 million in the year ended December 31, 2021 from £155.8 million in the year ended December 31, 2020. Movements by operating expense category were small year on year with direct materials and services increasing by £4.0 million to £9.1 million in the year ended December 31, 2021from £5.1 million in the year ended December 31, 2020 and depreciation of PPE decreasing by £4.7 million to £46.1 million in the year ended December 31, 2021 from £50.8 million in the year ended December 31, 2020.

July 22, 2022	8

U.S. Securities and Exchange Commission

Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

Operating Expenses

Operating expenses decreased by £8.5 million, or 5.2%, to £155.8 million in the year ended December 31, 2020 from £164.3 million in the year ended December 31, 2019.  The main driver of this was employee costs which decreased by £11.4 million, or 12.4%, to £80.6 million in the year ended December 31, 2020 from £92.0 million in the year ended December 31, 2019 as a result the cost saving measures taken in the year ended December 31, 2020 due the COVID-19 pandemic, when pay waivers were implemented.

Revenue by Business Segment
Revenue for Year ended December 31, 2021 Compared to the Year Ended December 31, 2020 Pest Control, page 241

25.	We note a significant revenue increase in your Pest Control segment and your disclosure that the increase was due to an excellent performance from your North America business offset by weaker performances from other regions. Please revise to provide more robust disclosure regarding the reasons for your revenue fluctuation. In doing so, describe and quantify the extent to which such changes are attributable to changes in prices or to changes in the volume or amount of goods or services being sold or to the introduction of new products or services. In addition, revise to quantify material factors attributable for changes disclosed in revenues by geographical location section starting on page 243. Refer to Item 5 of Form 20-F and Item 14(g) of Form F-4.

Response:	In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s business does not involve a standard product list of delivered goods that are identical from customer to customer. Rather, the Company’s services are individually tailored services that are unique to each customer based on their needs. For annual contracts that have not changed year to year, pricing impacts may be identified, but many contracts change each year and given revenue is recognized based on a visit or on a monthly basis it is very difficult to reliably calculate the impact of pricing or volume. For Jobs and Product sales, which have to be resold each year, there is no comparability for price as the specification of each job is different depending on infestation, location, size of premise, and attitude of the customer to pest control. Management does not regularly review volume and pricing calculations because of the significant difficulties in calculating this in a reliable way across the organization. The Company has however added additional quantification and descriptions to the discussion on revenue for the Pest Control segment and for discussion by geographical location on pages 256-264 of the Amended Registration Statement.

Revenue by Geographical Locations, page 243

26.	Please revise to describe countries and/or regions included in each geographical location to the extent necessary (e.g. Latin America included in Europe, Ireland included in UK & Rest of the World, etc.).

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 258 of the Amended Registration Statement.

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U.S. Securities and Exchange Commission

Alternative Indicative Measures, page 246

27.	Please revise this header to clearly state and describe the measures discussed as non-IFRS financial measures. In addition, revise to include non-IFRS financial measures in the header on page 236.

Response:	In response to the Staff’s comment, the Company has revised the headers on pages 248 and 264 of the Amended Registration Statement.

28.	Please tell us whether "Ongoing Operating Profit" reflects adjustments to eliminate your receipt of the wage subsidies disclosed in financial statement footnote D5 – Government Grants.

Response:	The Company respectfully advises the Staff that Ongoing Operating Profit does not reflect any adjustments to eliminate the Company’s receipt of wage subsidies, unless those wage subsidies related to disposed or closed businesses.

Liquidity and Capital Resources
Cash Flow Activity, page 249

29.	We note your disclosure that the increase in cash provided by operating activities was primarily attributable to the increase in operating profit and changes in working capital. Please expand your discussion to disclose the material factors that impact the comparability of operating cash flows in terms of cash and quantify each factor indicated so that investors may understand the magnitude of each. Your discussion should focus on factors that directly affect cash, and not merely refer to operating profit, which is recorded on an accrual basis. Refer to Instruction 1 to Item 5 of Form 20-F and Item 14(g) of Form F-4.

Response:	In response to the Staff’s comment, the Company has revised the disclosure accordingly on pages 268 and 269 of the Amended Registration Statement.

Debt, page 251

30.	Describe any material unused sources of liquidity discussed here, such as your Revolving Credit Facility, and elaborate upon the terms of such facility including the counterparty, maturity profile and interest rate. Refer to Item 5.B. of Form 20-F.

Response:	In response to the Staff’s comment, the Company has revised the disclosure accordingly on pages 269 and 270 of the Amended Registration Statement.

Consolidated Financial Statements, page F-6

31.	Please include the company name on the face of the financial statements and the notes to the financial statements. Please also define "Benelux" and "Nordics" as used in the footnotes.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages F-19 and F-71 of the Amended Registration Statement and included the Company’s name on the face of the financial statements.

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U.S. Securities and Exchange Commission

Notes to the Financial Statements
A. Operating
A1. Revenue Recognition and Operating Segments
Segment Reporting, page F-18

32.	Please tell us your consideration of disclosure requirements in IFRS 8.21 for segment assets and segment liabilities. In addition, revise to disclose the required information in IFRS 8.33(b).

Response:	The Company respectfully advises the Staff that the disclosure requirements for segment assets and segment liabilities are set out in IFRS8.21. IFRS8.21 expressly states that these measures should be disclosed “if such amounts are regularly provided to the chief operating decision maker”. The Company does not collect this information on a regular basis nor does it provide it to the chief operating decision maker and therefore it has not been disclosed in the financial statements. The Company has revised the disclosure on page F-19 of the Amended Registration Statement to add a sentence to this effect. The Company notes that the disclosure requirement set out in IFRS8.33(b) requiring the disclosure of non-current assets located in the entity’s country of domicile and in all foreign countries and respectfully advises the Staff that the Company will include the disclosure for December 31, 2021 financials in a subsequent amendment of the Company’s Registration Statement on Form F-4. The proposed presentation to be included in Note A1 of the financial statements, presenting year-end numbers as an example, is below:

Revenue and non-current assets for the country of domicile (UK), the United States, France, Australia and India (being the largest countries outside the UK) and for all other countries are:

	2021 External Revenue	2021 Non- current Assets (1)	2020 External Revenue	2020 Non- current Assets (1)	2019 External Revenue	2019 Non- current Assets (1)
UK	292.1	180.0	260.0	175.7	295.7	186.9
U.S.	1,239.8	1,768.1	1,152.8	1,549.6	1,023.7	1,280.4
France	306.4	234.0	310.0	249.5	315.6	239.9
Australia	149.1	119.5	131.6	113.7	136.2	106.3
India	53.6	81.5	48.7	82.5	63.7	96.5
Other Countries	915.4	496.3	900.2	451.8	869.5	454.6
	2,956.4	2,879.4	2,803.3	2,622.8	2,704.4	2,364.6

(1) Non-current assets include intangible assets, property, plant and equipment, right of use assets, contract cost assets and non-current other receivables.

A2. Earnings per Share, page F-23

33.	Please tell us and revise to disclose instruments that could potentially dilute basic earnings per share, but were not included in the calculation of diluted earnings per share because they are antidilutive for the periods presented. Refer to IAS 33.70(c).

Response:	The Company respectfully advises the Staff that the Company has no instruments that could potentially dilute basic earnings per share in the future, which were not included in the calculation of diluted earnings per share because they are anti-dilutive for the period(s) presented. The Company has revised the disclosure on page F-23 of the Amended Registration Statement to clarify this.

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U.S. Securities and Exchange Commission

B. Investing
B1. Business Combinations, page F-41

34.	Please revise to disclose the total amount of goodwill that is expected to be deductible for tax purposes. Refer to IFRS 3.B64(k).

Response:	The Company respectfully advises the Staff that the Company will include the requested disclosure for December 31, 2021 financials in a subsequent amendment of the Company’s Registration Statement on Form F-4. The proposed disclosure, using year-end numbers as an example, is as follows: “Of the above goodwill amounts £146.4m (2020: £303.5m, 2019: £258.4m) is expected to qualify for tax relief.”

Please do not hesitate to contact me at (212) 450-4397 or william.aaronson@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ William H. Aaronson

cc:	Catherine Stead, Company Secretary, Rentokil Initial plc John B. Meade, Davis Polk & Wardwell LLP Andrew R. Brownstein, Wachtell, Lipton, Rosen & Katz Karessa L. Cain, Wachtell, Lipton, Rosen & Katz

July 22, 2022	12